Microbot Medical Inc.

288 Grove Street, Suite 388

Braintree, MA 02184

July 1, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (File No. 333-280113)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Microbot Medical Inc. hereby requests the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-280113) so that it will become effective on Wednesday, July 3, 2024 at 4:30 p.m., Eastern Time, or as soon thereafter as practicable.

Very truly yours,

Microbot Medical Inc.

By:	/s/ Harel Gadot
Name:	Harel Gadot
Title:	CEO, President and Chairman